Exhibit 99.7

TOTAL’s SALES IN THE FIRST QUARTER OF 2004

1.     CONSOLIDATED SALES

	2004	2003
	TOTAL	TOTAL
	(million euros)	(million euros)

UPSTREAM
First quarter	8,992	8,186

DOWNSTREAM
First quarter	17,824	19,418

CHEMICALS
First quarter	4,815	4,704

HOLDING
First quarter	53	39

Consolidation eliminations of internal sales
First quarter	–3,824	–4,044

CONSOLIDATED SALES
First quarter	27,860	28,303

2.     PARENT COMPANY’s SALES

	2004	2003
	(million euros)	(million euros)

OIL & GAS SALES
First quarter	909	1,230

SERVICES PERFORMED
First quarter	293	294

GLOBAL AMOUNT
First quarter	1,202	1,524